Exhibit 5(a)

[KBC LETTERHEAD]

January 15, 2003

Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

Attn: Frank Williford
Assistant Treasurer, Director of Finance

Ladies and Gentlemen:

We are pleased to advise you that we have received approval to extend to you an uncommitted line of credit. At your request at any time and from time to time, we, in our sole discretion, may make loans to you (each, a "Loan" and collectively, the "Loans") in the aggregate outstanding principal amount which shall not at any time exceed Ten Million Dollars (US$10,000,000.00). You acknowledge that we may refuse to make any Loan that you may request in our complete and sole discretion. Our decision to make a Loan to you on one occasion shall not obligate us to make any future Loan, regardless of the similarity of circumstances. This letter sets forth the procedures to be used in connection with our granting loans to you from time to time on or prior to the maturity or termination hereof.

The amount, term, interest rate, interest period, interest payment dates, and other specific conditions of each Loan will be agreed upon at the time of request for such loans. Interest on each Loan shall be computed on the basis of 360 days and actual days elapsed from the date of such Loan until the due date thereof (whether at stated maturity, by acceleration or otherwise). Interest on each Loan shall be payable in arrears on the interest payment dates of such Loan or on such earlier date in the case of a prepayment of such Loan.

Your obligation to repay each Loan made pursuant hereto shall be evidenced by a promissory note (the "Note") in the form attached hereto as Exhibit A.

Prior to your first request for a Loan, you will provide us with the following documents in form and substance satisfactory to us and our counsel: (i) the Note executed by your duly authorized officers; (ii) copies of your Articles of Incorporation and by-laws as currently in effect, certified to be correct and complete by your corporate secretary; (iii) certificate of your corporate secretary certifying as to the resolutions of your board of directors approving the transactions described herein and to the incumbency and signatures of your officers authorized to borrow Loans and execute the agreements and instruments required hereby; and (iv) Certificate of Good Standing from the secretary of state of your jurisdiction of incorporation.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

All written communications hereunder shall be mailed or telefaxed or delivered to the address specified below for you and for us, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party.

If to you:	Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113

Attn: Frank Williford Assistant Treasurer, Director of Finance Telephone #: (504) 576-4684 Facsimile #: (504) 576-4455

If to us:	KBC Bank N.V. 125 W. 55th Street New York, NY 10019 Attn: Loan Administration Telephone #: (212) 541- 0600 Facsimile #: (212) 541-0793

We shall incur no liability to you in acting upon any telephone, facsimile or letter request or other communication which we believe in good faith to have been given by an officer or other person authorized to borrow on your behalf or in otherwise acting in good faith under this letter.

Please countersign below to indicate your acceptance of the terms hereof.

KBC BANK N.V.
By: /s/ Jean-Pierre Diels Name: Jean-Pierre Diels Title: First Vice President	By: /s/ Eric Raskin Name: Eric Raskin Title: Vice President

Accepted and Agreed:

ENTERGY CORPORATION
By: __/s/ Steven C. McNeal_____________ Name: Steven C. McNeal Title: Vice President and Treasurer	By: /s/ Nathan E. Langston Name: Nathan E. Langston Title: Senior Vice President and Chief Accounting Officer

MASTER PROMISSORY NOTE

U.S.$ 10,000,000                                                                                                                                                             New York, New York
                                                                                                                                                                                        Date: January 15, 2003

FOR VALUE RECEIVED, ENTERGY CORPORATION, a corporation duly organized and validly existing under the laws of the State of Delaware (the "Borrower"), unconditionally promises to pay to the order of KBC BANK N.V. (the "Bank"), at 125 West 55th Street, New York, New York 10019, or such other place as the holder hereof may hereafter designate in writing, the principal sum of Ten Million Dollars (US$10,000,000) or, if less than such amount, the aggregate unpaid principal amount of all loans and advances (the "Loans") made by the Bank to the Borrower from time to time under the uncommitted line of credit established by that certain letter agreement dated as of January 15, 2003 between the Borrower and the Bank (the "Agreement"), in lawful money of the United States of America and in immediately available funds. Each Loan made hereunder shall be due and payable on the maturity date agreed upon by the Borrower and the Bank.

The Borrower shall also pay interest to the Bank, in like money, on the aggregate principal balance of each Loan from the date of making such Loan to the date of repayment thereof at the rate per annum mutually agreed upon by the Borrower and the Bank at the time of each borrowing. Interest on each Loan shall be computed on a daily basis for the actual number of days elapsed over a year of 360 days. Accrued interest on each Loan shall be payable in arrears on (a) the interest payment date for such Loan mutually agreed upon by the Borrower and the Bank, (b) the Maturity Date of such Loan, (c) when such Loan is prepaid and (d) upon acceleration in case of an Event of Default.

Any amount of principal or interest hereunder which is not paid when due, whether at the maturity of each Loan, by acceleration or otherwise, shall bear interest from the date of default to the date of actual payment, at the rate per annum equal to the Base Rate (as hereinafter defined) plus one percent (1%). For purposes hereof, the Base Rate means a rate of interest per annum equal to the higher of: (a) the rate of interest publicly announced by the Bank from time to time as the prime rate of the Bank effective in New York, New York, adjusted as of the opening of the Bank's business on the date of an announcement in New York, New York of any change in such prime rate and (b) 1/2 of one percent per annum above the Federal Funds Overnight Rate (as hereinafter defined). The prime rate is determined from time to time by the Bank as a means of pricing some loans to its borrowers and is neither tied to any external rate of interest or index, nor necessarily reflects the lowest rate of interest actually charged by the Bank to any particular class or category of customers. As used herein, Federal Funds Overnight Rate means a rate per day equal to the weighted average of rates on overnight federal funds transactions with members of the Federal Reserve System only, arranged by federal funds brokers, as published for such day by the Federal Reserve Bank of New York.

In no event shall the rate of interest under this Note exceed the maximum rate of interest permitted at that time under applicable law. If the interest collected by the Bank exceeds the maximum amount permitted by such laws, such excess shall be deemed received on account of, and shall automatically be applied to reduce the principal balance of the Loans.

This Note is issued under and is subject to the terms of the Agreement, which terms are hereby incorporated herein by reference.

Upon the occurrence of any of the following events (each an "Event of Default"): (a) the Borrower fails to pay any principal of or accrued interest on this Note within three business days after the same becomes due and payable; (b) any representation or warranty made by the Borrower herein, in the Agreement, in any written statement or certificate furnished by the Borrower to the Bank in relation to this Note or the Agreement at any time, or in any agreement, instrument, or document now or hereafter in effect evidencing, securing, guaranteeing, or relating in any way to the Borrower's debts, liabilities, and obligations to the Bank in relation to this Note or the Agreement shall prove to have been incorrect or misleading in any material respect when made; (c) the Borrower shall fail to perform or observe any covenant or agreement herein or in any other agreement, instrument, or document now or hereafter in effect evidencing, securing, guaranteeing, or relating in any way to the Borrower's debts, liabilities, and obligations to the Bank in relation to this Note or the Agreement if the failure to perform or observe such term, covenant or agreement shall remain unremedied for 30 days; (d) the Borrower shall fail to pay any principal of or premium or interest on any indebtedness for borrowed money of the Borrower (other than debt incurred under the Agreement) that is outstanding in a principal amount in excess of $50,000,000 in the aggregate when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness; (e) any proceeding shall be instituted by or against the Borrower seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or the Borrower shall take any corporate action to authorize or to consent to any of the actions set forth above in this subsection (e); (f) the Borrower makes a general assignment for the benefit of creditors; (g) any judgment, decree, or order for the payment of money in excess of $25,000,000.00 shall be rendered against the Borrower and either (1) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (2) there shall be any period of 10 consecutive business days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (h) the Borrower shall sell, lease, transfer, convey or otherwise dispose of (whether in one transaction or in a series of transactions) any shares of voting common stock (or of stock or other instruments convertible into voting common stock) of Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., or System Energy Resources, Inc. (each, a "Significant Subsidiary"), or permit any Significant Subsidiary to issue, sell or otherwise dispose of any of its shares of voting common stock (or of stock or other instruments convertible into voting common stock), except to the Borrower or a Significant Subsidiary or (i) the Borrower merges with or into or consolidates with or into any other person, except that the Borrower may merge with any other person, provided that, immediately after giving effect to any such merger, (1) the Borrower is the surviving corporation or (2) the surviving corporation is organized under the laws of one of the states of the United States of America and assumes the Borrower's obligations hereunder in a manner acceptable to the Bank, and 30 days shall have elapsed thereafter without remedy; then, and in any such event (other than the one described in clauses (e) or (f) above), the Bank may, without notice to or demand on the Borrower, declare the unpaid principal balance of this Note then outstanding, together with accrued but unpaid interest thereon, to be immediately due and payable, in which event such principal and interest shall become immediately due and payable. Upon the occurrence of an event described in clauses (e) or (f) above, the unpaid principal balance of this Note then outstanding, together with accrued but unpaid interest thereon, shall automatically become immediately due and payable.

The Borrower, at its option, shall be permitted to prepay the principal balance of any outstanding Loan, subject, however to the succeeding sentence. In the event of any prepayment, the Borrower shall compensate the Bank, on demand, for all losses, expenses and liabilities actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by the Bank to fund or maintain the Loans which the Bank sustains as a result of the (i) Borrower making any prepayment of any Loan for any reason on a date which is not an interest payment date or the Maturity Date for such Loan and (ii) the Borrower failing to make any prepayment after having given a notice thereof. Each prepayment must be accompanied by the payment of accrued interest on the Loan being prepaid to the date of prepayment.

The Bank is authorized to record the date, amount, interest rate and interest period of each Loan, and the date and amount of each payment thereof on Schedule A attached hereto and made a part hereof; the Bank may add additional pages to such Schedule as necessary. Such recordation shall constitute prima facie evidence of the information so recorded; provided, however, that the Bank's failure to make any such recordation shall not affect the Bank's rights with respect to any Loan or the Borrower's obligation to pay the principal of and accrued interest on all Loans with this Note.

The Borrower shall pay to the holder of this Note all reasonable attorneys' fees and disbursements and all out-of-pocket costs and expenses incurred by the holder in collecting upon or enforcing this Note.

The holder of this Note at its option may extend the time for payment of this Note, postpone the enforcement hereof, or grant any other indulgences, without affecting or diminishing the holder's right to recourse against the Borrower or any endorsers, sureties or guarantors, which right is expressly reserved.

The Borrower and any endorsers, sureties and guarantors of this Note waive presentment for payment, demand, protest, notice of protest and notice of dishonor hereof, and, except as expressly set forth in the Agreement, all other notices to which they may be entitled.

The Borrower agrees that the Bank's books and records relating to this Note shall be admissible in any action or proceeding hereunder and shall constitute prima facie evidence of the subject matter thereof.

This Note may not be modified, changed, or terminated orally, but only by an agreement in writing signed by the Borrower and the Bank. No act, failure, or delay by the Bank shall constitute a waiver of any of its rights and remedies. Any written waiver shall be applicable only in the specific instance for which it is given.

The terms and provisions of this Note shall inure to the benefit of, and be binding upon, each of the Borrower and the Bank and their respective successors and assigns; provided, however, that the Borrower may not assign any of its interests or obligations hereunder without the prior written consent of the Bank.

This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

The Borrower agrees that, in addition to any other courts that may have jurisdiction under applicable law and rules, the Supreme Court of the State of New York, in the County of New York, and the United States District Court for the Southern District of New York shall have jurisdiction to hear and determine any claims or disputes pertaining directly or indirectly to this Note or to any matter arising herefrom. The Borrower expressly submits and consents in advance, to such jurisdiction in any action or proceeding in such courts, agrees that venue will be proper in such courts for all such matters and waives personal service of the summons and complaint or other process or papers issued therein. The Borrower agrees that service of such summons or complaint or other process or paper may be made by registered or certified mail (return receipt requested) addressed to the Borrower at the address set forth below.

The Borrower and the Bank waive trial by jury in any action or proceeding in any court arising on, out of, under, by virtue of, or in any way relating to this Note, or the transactions occurring in connection herewith. The Borrower and the Bank confirm that the foregoing waiver is informed and voluntary.

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed by duly authorized officers as of the day and year and place first above written.

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, LA 70113

By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer	By: /s/ Nathan E. Langston Name: Nathan E. Langston Title: Senior Vice President and Chief Accounting Officer

SCHEDULE A

TO MASTER PROMISSORY NOTE

Date Made	Amount of Loan	Interest Rate	Interest Period	Date and Amount of Principal Paid